MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” “projects”, “forecasts”, “may”, “should” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Forward-looking statements include statements regarding:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants, to repay our indebtedness and to continue as a going concern;

•	potential liability from future litigation and incidents involving our vessels, including seizures by pirates, and our expected recoveries of claims under our insurance policies;

•	our ability to comply with the continued listing standards on the exchange or trading market on which our common stock is listed for trading;

•	our ability to find employment for our vessels;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	business strategy, areas of possible expansion, and expected capital spending or operating expenses and general and administrative expenses;

•	the useful lives and value of our vessels;

•	our ability to receive in full or partially our accounts receivable and insurance claims;

•	greater than anticipated levels of drybulk vessel new building orders or lower than anticipated rates of drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	competition in the seaborne transportation industry;

•	global and regional economic and political conditions;

•	fluctuations in currencies and interest rates;

•	our ability to leverage to our advantage the relationships and reputation Free Bulkers S.A., our Manager, has in the drybulk shipping industry;

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•	the overall health and condition of the U.S. and global financial markets;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our ability to pay dividends in the future;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in this report.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this report to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” "the Group," “we,” “us,” or “our.” All references to dollar amounts in this report are expressed in thousands of U.S. dollars, unless otherwise stated.

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with principal executive offices in Athens, Greece. Our fleet currently consists of six Handysize vessels and one Handymax vessel that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of November 29, 2013, the aggregate dwt of our operational fleet is approximately 197,200 dwt and the average age of our fleet is 16.1 years.

Our investment and operational focus is in the Handysize sector, which is generally defined as less than 40,000 dwt of carrying capacity. Handysize vessels are, we believe, more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We believe this segment also offers better demand and supply demographics than other drybulk asset classes.

We have contracted the management of our fleet to Free Bulkers S.A., referred to as our Manager, an entity controlled by Ion G. Varouxakis, our Chairman, President and Chief Executive Officer, and one of our principal shareholders. Our Manager provides technical management of our fleet, commercial management of our fleet, financial reporting and accounting services and office space. While the Manager is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Recent Developments

•	In connection with the Fifth Settlement Agreement, between July 2, 2013 and September 9, 2013, the Company issued and delivered to Hanover an aggregate of 5,501,600 additional Settlement Shares. At the end of the Fifth True-Up Period, the Company issued and delivered 426,943 additional Settlement Shares to Hanover on September 10, 2013.

•	On July 3, 2013, the M/V Free Knight completed her discharging of bagged rice in Abidjan and on July 10, 2013 she was arrested for alleged cargo damage in the amount of $186. The Owners are seeking cover from their P&I Club.

•	On July 31, 2013 the Company did not pay the interest due of $119 with the Credit Suisse facility. Also, the Company did not pay the interest rate swap amounts of $25, $43 and $22 due on July 2, 2013, September 5, 2013 and October 2, 2013, respectively, with the Credit Suisse facility. In addition, on October 31, 2013, the Company did not pay the interest due of $118 with the Credit Suisse facility. The Company received reservation of right letters on August 9, 2013, October 4, 2013 and November 1, 2013 stating that Credit Suisse may take any actions and may exercise all of their rights and remedies referred in the security documents. The Company is in discussions with Credit Suisse to arrange a settlement of the outstanding payments.

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•	On July 5, 2013, the Company entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the terms of the Settlement Agreement, Hanover has agreed to purchase $10,500 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of $29,958, subject to the satisfaction of a number of conditions set forth in the Settlement Agreement. Upon payment in full of the $10,500 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank shall be forgiven, and the mortgages of two security vessels will be discharged. The Settlement Agreement does not become effective until Hanover deposits in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). If the Settlement Conditions are not met by August 2, 2013 (20 trading days after execution of the Settlement Agreement), the Settlement Agreement will automatically dissolve without any further action of the parties. In addition, the Settlement Agreement will automatically terminate upon the occurrence of certain events set forth in the Settlement Agreement. In addition, Deutsche Bank has the right to terminate the Settlement Agreement upon the failure of Hanover to make certain installment payments of the purchase price for the purchased debt within certain time frames set forth in the Settlement Agreement.

•	On July 10, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 493,910 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.

•	On July 29, 2013, the Company entered into a convertible promissory note of $128.5 with Asher at the rate of eight percent per annum and with maturity date nine months after issuance. One hundred eighty days following the date of this note, the holder has the right to convert all or any part of the outstanding and unpaid principal amount of the note into Company’s common shares at a 35% discount rate.

•	On August 2, 2013, the Company entered into an Addendum to Debt Purchase and Settlement Agreement (the “Addendum”) with Deutsche Bank, Hanover and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. As previously reported, the Settlement Agreement was not to become effective until Hanover deposits in escrow an amount of $2,500 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). On August 2, 2013, the Settlement Conditions were fulfilled and the Settlement Agreement became effective. The Addendum extended the date upon which the parties had to achieve one of the conditions to fulfilling the terms of the Settlement Agreement.

•	On August 2, 2013, the Company issued 232,947 shares of common stock to Asher upon conversion of $153.5 convertible promissory note dated January 31, 2013.

•	On August 16, 2013, the Company issued 100,000 shares of common stock to its legal counsel in exchange for the extinguishment of $105 of outstanding debt related to services provided to the Company.

•	On September 20, 2013, pursuant to the approval of the Company’s Compensation Committee, the Company issued an aggregate of 1,197,034 shares of its common stock to officers, directors and employees as a bonus for their commitment and hard work during adverse market conditions.

•	On September 25, 2013, the Company entered into an Assignment and Amendment Agreement (the “Amendment”) with Deutsche Bank, Hanover, Crede and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A. Pursuant to the Amendment, Hanover assigned all of its rights and obligations under the Settlement Agreement and the Escrow Agreement to Crede on the terms set forth therein. Crede agreed to pay Hanover $3,624 in the aggregate, $2,624 of which represented the amount deposited in escrow by Hanover and fees and other expenses incurred by Hanover. In addition, the Escrow Agreement was amended to provide that Crede would deposit an additional $8,002 into escrow, following which the entire aggregate amount being held in escrow pursuant to the Escrow Agreement was $10,542, which represents the entire purchase price of the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. Such entire amount will be released from escrow to Deutsche Bank upon the receipt of the court approval described in the Settlement Agreement, and the debt forgiveness, mortgage discharge, and owning the two vessels free and clear of all liens granted to Deutsche Bank would occur concurrently with such release. The Company and Crede are in the process of negotiating an agreement to dispose of the claims acquired by Crede. In addition to the foregoing, the Company, in partial consideration for Hanover’s cancellation of certain covenants, issued to Hanover 400,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013.

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•	On September 26, 2013, Crede and the Company entered into an Exchange Agreement (the “Exchange Agreement”), in order to settle the complaint filed against the Company by Crede seeking to recover an aggregate of $10,500, representing all amounts due under the Settlement Agreement, as amended. The total number of shares of Common Stock to be issued to Crede pursuant to the Exchange Agreement will equal the quotient of (i) $11,850 divided by (ii) 78% of the volume weighted average price of the Company’s Common Stock, over the 75-consecutive trading day period immediately following the first trading day after the Court approved the Order (or such shorter trading-day period as may be determined by Crede in its sole discretion by delivery of written notice to the Company) (the “Calculation Period”), rounded up to the nearest whole share (the “Crede Settlement Shares”). 1,011,943 of the Crede Settlement Shares were issued and delivered to Crede on October 10, 2013 and an aggregate of 6,151,708 Crede Settlement Shares were issued and delivered to Crede between October 11, 2013 and November 7, 2013. The Exchange Agreement further provides that if, at any time and from time to time during the Calculation Period (as defined below), the total number of Crede Settlement Shares (as defined below) previously issued to Crede is less than the total number of Crede Settlement Shares to be issued to Crede or its designee in connection with the Exchange Agreement, Crede may, in its sole discretion, deliver one or more written notices to the Company requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Crede or its designee (subject to the limitations described below), and the Company will upon such request issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Crede Settlement Shares” for purposes of the Exchange Agreement. At the end of the Calculation Period, (i) if the total number of Crede Settlement Shares required to be issued exceeds the number of Crede Settlement Shares previously issued to Crede, then the Company will issue to Crede or its designee additional shares of Common Stock equal to the difference between the total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede, and (ii) if the total number of Crede Settlement Shares required to be issued is less than the number of Crede Settlement Shares previously issued to Crede, then Crede or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of total number of Crede Settlement Shares required to be issued and the number of Crede Settlement Shares previously issued to Crede. Crede may sell the shares of Common Stock issued to it or its designee in connection with the Exchange Agreement at any time without restriction, even during the Calculation Period.

•	In October 2013, the Company received notification from NBG that the Company has not paid the aggregate amount of $8,311 constituting repayment installments due in September 2013 and accrued interest due in June 2013.

•	On October 9, 2013, the Company received approval by the Supreme Court of the State of New York of the terms and conditions of the Exchange Agreement between the Company and Crede. As a result of the court approval, Crede released $10,500 to Deutsche Bank, presently held in escrow, and Deutsche Bank, upon receipt of the funds, has, in accordance with the Settlement Agreement, forgiven the remaining outstanding indebtedness and overdue interest owed by the Company approximately $19,500 in total as well as released all collateral associated with the loan, including the lifting of the mortgages over the M/V Free Maverick and the M/V Free Knight. The other $10,500 of outstanding indebtedness has been eliminated upon consummation of the transactions contemplated by the Exchange Agreement. The Company is reviewing the accounting treatment of the transaction with its auditors and preliminary expects to recognize a gain on extinguishment of debt during the year ending December 31, 2013. The gain, which represents the difference between the fair value of the equity interest granted by the Company and the carrying amount of the debt, is estimated to be in excess of $12 million.

•	On October 10, 2013, the Company issued 53,618 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated April 8, 2013.

•	On October 14, 2013, the Company issued 991,657 shares of its common stock to the Manager in payment of $2,168 in unpaid fees due to the Manager for the months of February - September 2013 under the management and services agreements with the Company. The number of shares issued to the Manager was based on the closing prices of the Company's common stock on the first day of each month, which is the date the management and services fees were due and payable. In addition, the Company also issued an aggregate of 34,327 shares of the Company’s common stock to its non-executive members of its Board of Directors in payment of $120 in unpaid Board fees for the first, second and third quarters of 2013.

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•	On November 3, 2013, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Crede for an aggregate investment of $10,000 into the Company through the private placement of two series of zero-dividend convertible preferred stock (collectively, the “Preferred Stock”) and Series A Warrants and Series B Warrants (collectively, the “Warrants”), subject to certain terms and conditions. At the first closing (the “Initial Closing”), occurred on November 5, 2013, the Company sold for $1.5 million to the Investor 15,000 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”), together with the Warrants. The Series B Preferred Stock will be convertible into shares of the Company’s common stock at the lower of (i) $0.40 and (ii) the closing bid price of the Company’s common stock on the first (1st) trading day immediately following the effective date of the Registration Statement described below. The Series A Warrants will be initially exercisable for 25,000,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will have a 5-year term. The Series B Warrants will be initially exercisable for 12,500,000 shares of the Company’s common stock at an initial exercise price of $0.52 per share and will expire on the earlier to occur of (1) 90 days after the effective date of the Registration Statement and (2) the one year anniversary of the Initial Closing. Two trading days after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”), and subject to the satisfaction of other customary closing conditions, the Company will sell to the Investor 85,000 shares of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) for $8.5 million. The Series C Preferred Stock to be issued will be convertible into the Company’s common stock at the same price at which the Series B Preferred Stock is convertible. The Investor may exercise the Warrants by paying cash or electing to receive a cash payment from the Company equal to the Black Scholes value of the number of shares the Investor elects to exercise. The Company may elect to treat such request for a cash payment as a cashless exercise of the Warrants so long as (i) the Company is in compliance in all material respects with its obligations under the transaction documents, (ii) the Registration Statement is effective and (iii) the Company’s common stock is listed or designated for quotation on an eligible market. In the event that the Company’s common stock trades at or above $0.65 for a period of 20 consecutive trading days, the average daily dollar volume of the Company’s common stock equals at least $1 million during such period and various equity conditions are also satisfied during such period, the Company may, at its election, require the Investor to exercise the Warrants for cash. The convertibility of the Preferred Stock and the exercisability of the Warrants each may be limited if, upon conversion or exercise (as the case may be), the holder thereof or any of its affiliates would beneficially own more than 9.9% of the Company’s common stock. The Preferred Stock and the Warrants contain customary weighted-average anti-dilution protection. The Preferred Stock will not accrue dividends, except to the extent dividends are paid on the Company’s shares of common stock. The Company’s common stock will be junior in rank to the Preferred Stock upon the liquidation, dissolution and winding up of the Company. The Preferred Stock will generally have no voting rights except as required by law. Simultaneously with the Initial Closing, the Company will enter into a Registration Rights Agreement with the Investor, pursuant to which the Company will be required to file a registration statement (the “Registration Statement”) with the SEC, within 20 days of the Initial Closing, to register for resale by the Investor the common stock underlying the Preferred Stock and the Warrants issued and to be issued to the Investor and to use its commercially reasonable efforts to have the Registration Statement declared effective within 90 days of the Initial Closing. The Company will also agree to prepare and file amendments and supplements to the Registration Statement to the extent necessary to keep the Registration Statement effective for the period of time required under the Registration Rights Agreement. The Company will pay customary partial damages amounts in the event the Registration Statement is not timely filed, is not declared effective within 90 days after the Initial Closing or does not remain effective during the period required under the Registration Rights Agreement. However, such partial damages are not payable at any time the Investor is eligible to sell under Rule 144 without restriction the shares of common stock required to be registered. In addition, the Company will reimburse the Investor for all costs and expenses incurred by it or its affiliates in connection with the transactions contemplated by the transaction documents in a non-accountable amount equal to $75. In addition, the Company will also pay to the Investor additional non-refundable amounts equal to $75 upon occurrence of the Initial Closing and $425 upon occurrence of the second closing, in each case, as an unallocated expense reimbursement. The Investor has the right to participate on the same terms as other investors, up to 25% of the amount of any subsequent financing the Company enters into, for a period of (i) one year from the second closing or (ii) if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (A) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (B) two years from the Initial Closing if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Further, the Company is prohibited from issuing additional shares of the Company’s common stock or securities convertible into or exercisable for the Company’s common stock until 150 days after the later to occur of (x) November 3, 2013, and (y) the second closing, provided that if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, then (I) 150 days after November 3, 2013, if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (II) November 3, 2014, if the Company is in material breach of its obligations under the transaction documents at the time of such termination. Such prohibition will not apply to issuances (i) to employees, consultants, directors and officers approved by the Board or pursuant to a plan approved by the Board, not to exceed 819,868 shares, (ii) shares issued upon exercise or conversion of securities outstanding as of the Initial Closing, (iii) shares issued to the Company’s manager of its fleet, in lieu of cash compensation, (iv) shares issuable pursuant to an exchange agreement previously entered into between the Company and the Investor and (v) shares issued solely in exchange for an acquisition of a nautical vessel, provided that such shares do not exceed the greater of 7.5 million shares of $3 million of shares. Until one year after the second closing (provided, that, if parties’ obligations to consummate the second closing are terminated pursuant to Section 8 of the Purchase Agreement, the restricted period shall be (i) one year from the Initial Closing if the Company is not in material breach of its obligations under the transaction documents at the time of such termination or (ii) two years from the Initial Closing if the Company is in material breach under the transaction documents at the time of such termination), the Company is prohibited from entering into any transaction to (i) sell any convertible securities at a conversion rate or other price that is generally based on and/or varies with the trading prices of the Company’s common stock at any time after the initial issuance of such convertible securities or (ii) sell securities at a future determined price, including, without limitation, an “equity line of credit” or an “at the market offering.” The Company’s issuance of the Preferred Stock and Warrants and the shares of the Company’s common stock issuable upon conversion of the Preferred Stock and upon exercise of the Warrants is exempt from registration under the Securities Act of 1933, as amended (the “Act”), pursuant to the exemption from registration provided by Section 4(a)(2) of the Act and by Rule 506 of Regulation D, promulgated under the Act. The Investor represented that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D.

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•	On November 14, 2013, at the Company’s annual shareholders’ meeting, the shareholders (i) elected Mr. Keith Bloomfield and Mr. Focko Nauta as members of the Company’s Board of Directors to serve until the 2016 Annual Meeting of Shareholders, (ii) ratified the appointment of RBSM LLP as the Company’s independent registered public accounting firm as auditors for the year ending December 31, 2013 and (iii) granted discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock at a ratio within the range from 1-for-2 up to 1-for-5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-10, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting.

•	On November 18, 2013, the Company issued 109,279 shares of common stock to Asher upon conversion of the $103.5 convertible promissory note dated May 13, 2013 plus accrued interest.

•	On November 14, 2013, the Company’s Board of Directors authorized a reverse stock split at a ratio of 1 for 5, which was effective at 12:01 am on December 2, 2013, New York time. The reverse stock split consolidates 5 shares of common stock into one share of common stock at a par value of $0.001 per share. The reverse stock split did not affect any shareholder’s ownership percentage of the Company’s common shares, except to the limited extent that the reverse stock split resulted in any shareholder owning a fractional share. Fractional shares of common stock were rounded up to the nearest whole share.

•	On December 11, 2013 the Company announced that has entered into terms with the insurers of M/V Free Goddess pursuant to which the sum of $1,100 will be paid by the insurers to the Company. The amount of $700 has already been disbursed in favor of the Company pursuant to the terms agreed. The M/V Free Goddess had been hijacked by pirates in February 2012 and had been under repairs at her port of refuge since her release in October 2012 (Note 10). As a result of the repairs progress and the funding received, the vessel is now expected to shortly return to service.

•	On December 16, 2013, NASDAQ notified the Company that it had regained compliance with Listing Rule 5550(a) (2), which requires a minimum bid price of $1.00 for continued listing on the NASDAQ Stock Market and that the matter is now closed.

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Employment and Charter Rates

All of our vessels are currently being chartered in the spot market. The following table details the vessels in our fleet as of November 29, 2013:

Vessel Name	Type	Built	Dwt	Employment

M/V Free Jupiter	Handymax	2002	47,777	About 25 days time charter trip at $10,500 per day through December 2013

M/V Free Knight	Handysize	1998	24,111	Idle pending resolution in connection with dispute with creditors

M/V Free Maverick	Handysize	1998	23,994	Idle pending resolution in connection with dispute with creditors

M/V Free Impala	Handysize	1997	24,111	Laid-up

M/V Free Neptune	Handysize	1996	30,838	Pending completion of repairs after collision incident

M/V Free Hero	Handysize	1995	24,318	About 25-30 days time charter trip at $6,650 per day through December 2013

M/V Free Goddess	Handysize	1995	22,051	Under repairs after pirate seizure

On October 11, 2012, we announced that all 21 crew members of the M/V Free Goddess are reported safe and well after the vessel’s release by her hijackers. The M/V Free Goddess had been hijacked by Somali pirates on February 7, 2012 while transiting the Indian Ocean eastbound. The vessel was on a time charter trip at the time she was hijacked. Under the charterparty agreement, the BIMCO Piracy clause was applied, which provided among other things, for the charterers to have the vessel covered with kidnap and ransom insurance and loss of hire insurance. The vessel was also covered by the war risk underwriters, who confirmed cover. We commenced arbitration proceedings with the charterer due to the charterer not fulfilling its obligations under the charterparty agreement. The proceedings were concluded and the award was in our favor. Thereafter, we reached a settlement with the charterer pursuant to which the charterer agreed to pay $800. Further claims have risen against the charterer following the vessel's release by the pirates for unpaid hire and other amounts under the charterparty. The vessel is currently in the port of Shalala in Oman.  Funding agreements with cargo interests and vessel’s War Underwriters have been signed and funding commenced. Agents have been paid in full the sum of about $320 and some of the spares have been ordered. The works are in progress. On November 20, 2013, pursuant to the funding agreement with the vessel’s War Underwriters we received the amount of $700.

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On November 5, 2012, the M/V Free Maverick was arrested in Morocco in relation to claims against the M/V Free Maverick and “sister ships”. Since then, the M/V Free Maverick is idle pending resolution in connection with creditors. The owners’ legal counsels were involved and instructed to dispute the arrest orders that had been issued based on invoices for other vessels under the Manager’s management on the basis that were owned by different entities. The appeal was heard in December 2012. The ruling issued in February 2013 was against us and the arrest orders were deemed to be standing. We have reached an agreement with the largest creditor and the arrest was subsequently lifted for this specific amount. We are also in discussions with the remaining creditors to settle the outstanding balance. As far as the operational readiness of the vessel is concerned, we estimate that the vessel will be released the last month of 2013 when all claim matters will be settled, but the vessel will be subject to drydocking at that time.

On June 5, 2013, the M/V Free Neptune, while at anchorage off Port Nouakchott, Mauritania, was stricken by the general cargo vessel Dazi Yun. Severe collision damage incurred at the contact side shell point in way of cargo hold No. 2 starboard side and the cargo hold No. 2 flooded. No pollution or crew injuries were reported. Nominated salvage team delivered the vessel to a shipyard in Turkey for repairs on September 2, 2013. The costs incurred are claimable from hull and machinery underwriters.

On July 3, 2013, the M/V Free Knight completed her discharging of bagged rice in Abidjan and on July 10, 2013 she was arrested for alleged cargo damage in the amount of $186.  The Owners are seeking cover from their P&I Club.

Our Fleet-Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “-Critical Accounting Policies-Impairment of Long Lived Assets,” which can be found in the Company's consolidated financial statements included in the Amendment No. 1 on Form 20-F/A (the “Amended Filing”) to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Original Filing”) filed with the Securities and Exchange Commission (“SEC”) on April 19, 2013 (the "Consolidated Financial Statements for the year ended December 31, 2012"), we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts. Based on: (i) the carrying value of each of our vessels as of June 30, 2013 and (ii) what we believe the charter free market value of each of our vessels was as of June 30, 2013, the aggregate carrying value of three of the vessels in our fleet as of June 30, 2013 exceeded their aggregate charter-free market value by approximately $57.7 million, as noted in the table below (which includes a comparative analysis of how the carrying values of our vessels compare to the fair market value of such vessels as of each balance sheet date presented in our accompanying unaudited interim condensed consolidated financial statements). This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels at June 30, 2013, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these vessels would be sold at a price that reflects our estimate of their charter-free market values as of June 30, 2013. However, as of June 30, 2013 and as of the date of this report, we were not and are not holding any of these vessels for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

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•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. The market values of our vessels have declined and may further decrease, and we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings”.

Drybulk Vessels	DWT	Year Built	Date of Acquisition	Purchase Price (in million USD)	Carrying Value as of 30/06/2013 (in million USD)	Fair Market Value as of 30/06/2013 (in million USD)	Carrying Value as of 31/12/2012 (in million USD)	Fair Market Value as of 31/12/2012 (in million USD)
Free Hero*	24,318	1995	07/03/07	$25.3	$5	$5	$6	$6
Free Jupiter*	47,777	2002	09/05/07	$47	$13.5	$13.5	$14	$14
Free Goddess	22,051	1995	10/30/07	$25.2	$16.7	$4.6	$17.4	$6
Free Impala*	24,111	1997	04/02/08	$37.5	$4.3	$4.3	$6.5	$6.5
Free Knight	24,111	1998	03/19/08	$39.3	$28.5	$4.3	$29.5	$6.5
Free Maverick	23,994	1998	09/01/08	$39.6	$27.6	$6.2	$28.6	$7.5
Free Neptune*	30,838	1996	08/25/09	$11	$8.3	$8.3	$8	$8
Total	197,200			$224.8	$103.9	$46.2	$110	$54.5

*Vessels classified as held for sale.

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

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•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are offhire due to major repairs, dry-dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reason.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA represents net earnings before taxes, depreciation and amortization, amortization of deferred revenue, back log asset, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, write-off of advances for vessels under construction, interest and finance cost net, provision and write-offs of insurance claims and bad debts, loss on debt extinguishment, (gain)/loss on sale of vessel, gain on settlement of payable and loss on settlement of liability through stock issuance. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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Performance Indicators

(All amounts in tables in thousands of U.S. dollars except for fleet data and average daily results)

The following performance measures were derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2013 and 2012 included elsewhere in this analysis. The historical data included below is not necessarily indicative of our future performance.

	Six Months Ended
	June 30,
	2013	2012

Adjusted EBITDA (1)	$(7,716)	$(1,512)
Fleet Data:
Average number of vessels (2)	7	7
Ownership days (3)	1,267	1,274
Available days (4)	698	1,274
Operating days (5)	581	1,224
Fleet utilization (6)	83.2%	96.1%
Average Daily Results:
Average TCE rate (7)	$2,596	$5,815
Vessel operating expenses (8)	5,077	4,356
Management fees (9)	687	888
General and administrative expenses (10)	1,471	1,557
Total vessel operating expenses (11)	5,764	5,243

(1)	Adjusted EBITDA represents net loss before taxes, depreciation and amortization, amortization of deferred revenue, (gain)/loss on derivative instruments, stock-based compensation expense, vessel impairment loss, interest and finance cost net, loss on debt extinguishment, provision and write-offs of insurance claims and bad debts, loss on debt extinguishment, (gain)/loss on sale of vessel, gain on shares issued to the Manager, gain on settlement of payable and loss on settlement of liability through stock issuance. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. The shipping industry is capital intensive and may involve significant financing costs. The Company uses Adjusted EBITDA because it presents useful information to management regarding the Company’s ability to service and/or incur indebtedness by excluding items that we do not believe are indicative of our core operating performance, and therefore is an alternative measure of our performance. The Company also believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA has limitations as an analytical tool, however, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures.

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	Six Months Ended
	June 30,
	2013	2012
	( U.S. dollars in thousands)

Net loss	$(17,054)	$(20,789)
Depreciation and amortization	2,919	3,187
Stock-based compensation expense	495	1,306
Vessel impairment loss	3,477	12,480
Loss on derivative instruments	32	93
Interest and finance costs, net of interest income	1,559	1,737
Loss on debt extinguishment	-	134
Gain on settlement of payable	(1,102)	-
Loss on settlement of liability through stock issuance	1,958	-
Provision and write-offs of insurance claims and bad debt	-	340

Adjusted EBITDA	$(7,716)	$(1,512)

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us, including days of vessels in lay-up. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in properly operating its vessels and minimizing the amount of days that its vessels are off-hire for any unforeseen reasons.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended
	June 30,
	2013	2012
	(U.S. dollars in thousands, except
	per diem amounts)

Operating revenues	$2,693	$8,863
Voyage expenses and commissions	(1,185)	(1,745)
Net operating revenues	1,508	7,118
Operating days	581	1,224
Time charter equivalent daily rate	$2,596	$5,815

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(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended
	June 30,
	2013	2012
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses	$6,432	$5,549
Ownership days	1,267	1,274
Daily vessel operating expenses	$5,077	$4,356

(9)	Daily management fees are calculated by dividing total management fees (excluding stock-based compensation expense) paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses (excluding stock-based compensation expense) by ownership days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Six Months Ended June 30, 2013 as Compared to Six Months Ended June 30, 2012

REVENUES - Operating revenues for the six months ended June 30, 2013 were $2,693 compared to $8,863 for the six months ended June 30, 2012. The decrease of $6,170 is mainly attributable to the lower average daily TCE rate of $2,596 in the six months ended June 30, 2013 compared to an average daily TCE rate of $5,815 in the six months ended June 30, 2012 on the back of the very weak spot charter rates and the decrease of the number of vessels in our fleet that were operational (see “Employment and Charter Rates” above) and to a lower fleet utilization of 83.2% for the six months ended June 30, 2013 compared to 96.1% for the six months ended June 30, 2012.

VOYAGE EXPENSES AND COMMISSIONS - Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $890 for the six months ended June 30, 2013, as compared to $1,215 for the six months ended June 30, 2012. The decrease in voyage expenses reflects mainly the decreased replenishment of bunkers to the owners’ account. For the six months ended June 30, 2013, commissions charged amounted to $295, as compared to $530 for the six months ended June 30, 2012. The decrease in commissions is mainly due to the large decrease of operating revenues for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. The commission fees represent commissions paid to the Manager, other affiliated companies associated with family members of our CEO, and unaffiliated third parties relating to vessels chartered during the relevant periods.

OPERATING EXPENSES - Vessel operating expenses, which include crew cost, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $6,432 in the six months ended June 30, 2013, as compared to $5,549 in the six months ended June 30, 2012. The non-considerable increase of $883, which is translated to daily operating expenses of $5,077 for the six months ended June 30, 2013 versus $4,356 for the six months ended June 30, 2012 shows that the Company is still committed to the cost cutting initiatives initiated in the fourth quarter of 2010 and continued throughout 2013.

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DEPRECIATION AND AMORTIZATION - For the six months ended June 30, 2013, depreciation expense was the same as for the six months ended June 30, 2012. For the six months ended June 30, 2013, amortization of dry-dockings and special survey costs totaled $79, a decrease of $267 over the $346 expenses reported in the six months ended June 30, 2012. The main reason for the decrease is that the M/V Free Knight and the M/V Free Maverick scheduled dry-docking and special survey costs have been fully amortized as of June 30, 2013.

MANAGEMENT FEES - Management fees for the six months ended June 30, 2013 totaled $1,107 (includes $236 stock-based compensation for the issuance of 33,685 shares of the Company’s common stock to the Manager in payment of $135 in unpaid management fees due to the Manager for January 2013) as compared to $1,771 for the six months ended June 30, 2012 (includes $640 stock-based compensation for the issuance of 18,524 shares of the Company's common stock to the Manager in payment of $517 in unpaid management fees due to the Manager for the first quarter of 2012). Thus, the decrease of $664 is mainly to the lesser amount of stock-based compensation recognized in the six months ended June 30, 2013 as compared to the same period in 2012.

GENERAL AND ADMINISTRATIVE EXPENSES - General and administrative expenses, which include, among other things, legal, audit, audit-related expenses, travel expenses, communications expenses, and services fees and expenses charged by the Manager, totaled $2,102 for the six months ended June 30, 2013 (includes $238 stock-based compensation for the issuance of 34,069 shares of the Company’s common stock to the Manager in payment of $136 in unpaid services fees due to the Manager for January 2013), as compared to $2,650 for the six months ended June 30, 2012 (includes $509 stock-based compensation for the issuance of 14,690 shares of the Company's common stock to the Manager in payment of $409 in unpaid services fees due to the Manager for the first quarter of 2012 and 3,993 shares in payment of $154 in unpaid Board fees for the last three quarters of 2011). Hence, the decrease of $548 is mainly due to the lesser amount of stock-based compensation recognized in the six months ended June 30, 2013 as compared to the same period in 2012.

PROVISION AND WRITE-OFFS OF INSURANCE CLAIMS AND BAD DEBTS - For the six months ended June 30, 2013, the amount was $nil. For the six months ended June 30, 2012 the provision totaled $340, which reflected the write-off of various long outstanding accounts receivable.

VESSEL IMPAIRMENT LOSS - The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” in the accompanying unaudited interim condensed consolidated balance sheet for the six months ended June 30, 2013 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met at the balance sheet date. As of today, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $3,477 in the accompanying unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2013, of which $935 relates to the M/V Free Hero, $455 to the M/V Free Jupiter and $2,087 to the M/V Free Impala. No impairment loss was recognized for the M/V Free Neptune as her fair value exceeded her carrying value. The Company is currently continuing its attempts to sell these vessels and intends to sell them either later in the year or during the year ended December 31, 2014. The Company will reassess the appropriateness of the held for sale classification prior to issuing its audited results for the year ended December 31, 2013.

The Company according to the provisions of ASC 360, has classified the M/V Free Hero, the M/V Free Jupiter, the M/V Free Impala and the M/V Free Neptune as “held for sale” for the six months ended June 30, 2012 at their estimated market values less costs to sell, as all criteria required for the classification as “Held for Sale” were met. As of June30, 2012, the Company compared the carrying values of vessels classified as held for sale with their estimated market values less costs to sell and recognized an impairment loss of $12,480 in the accompanying unaudited interim condensed consolidated statements of operations, of which $2,880 relates to the M/V Free Hero, $3,360 to the M/V Free Jupiter, $3,360 to the M/V Free Impala and $2,880 to the M/V Free Neptune.

FINANCING COSTS - Financing costs amounted to $1,559 for the six months ended June 30, 2013 and $1,737 for the six months ended June 30, 2012. The decrease of the interest and financing costs incurred for the six months ended June 30, 2013 as compared to the same period in 2012 was attributed to the lower weighted average interest rate as a result of the amended and restated facilities the Company entered with Credit Suisse and Deutsche Bank, on May 31, 2012 and September 7, 2012, respectively;

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GAIN/(LOSS) ON INTEREST RATE SWAPS - The Company is a party of two interest rate swap agreements which do not qualify for hedge accounting and as such, the changes in their fair values are recognized in the statement of operations. The Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $3,513 and $1,881, respectively as of June 30, 2013 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. The change in fair value on the Company’s two interest rate swaps for the six months ended June 30, 2013 and 2012 resulted in unrealized gains of $127 and $122, respectively. The settlements on the interest rate swaps for the six months ended June 30, 2013 and 2012 resulted in realized losses of $158 and $215, respectively. The total of the change in fair value and settlements for the six months ended June 30, 2013 and 2012 aggregate to losses of $32 and $93, respectively, which is separately reflected in “Loss on derivative instruments” in the accompanying unaudited interim condensed consolidated statements of operations.

NET LOSS - Net loss for the six months ended June 30, 2013 was $17,054 as compared to net loss of $20,789 for the six months ended June 30, 2012. The decrease of net loss for the six months ended June 30, 2013 was due to that impairment loss of $3,477 was recognized for the six months ended June 30, 2013 as compared to impairment loss of $12,480 the Company recognized during the same period in 2012.

Liquidity and Capital Resources

We have historically financed our capital requirements from sales of equity securities, operating cash flows and long-term borrowings. As of June 30, 2013, our long-term borrowings totaled $88,946. We have primarily used our funds for capital expenditures to maintain our fleet, comply with international shipping standards and environmental laws and regulations, and fund working capital requirements.

As a result of the historically low charter rates for drybulk vessels which have been affecting the Company for over two years, and the resulting material adverse impact on the Company’s results from operations, the Company has restructured its debt repayments with Credit Suisse and Deutsche Bank, the two of its three lenders.

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. The Company is seeking and will continue to seek restructured loan terms from NBG.

Also the Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. In May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June, 2013 (for more information and developments on the Deutsche Bank loan facilities see “Recent Developments”).

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30 the Company did not pay the interest due of $117. Also, the Company did not pay the interest rate swap amount of $48 due on June 5, 2013, with the Credit Suisse facility. The Company is in discussions with Credit Suisse to arrange a settlement of the outstanding payments.

If the Company is not able to reach an agreement with NBG to restructure its loan terms and with Credit Suisse to settle its outstanding payments, or if the Company is unable to comply with its restructured loan terms, this could lead to the acceleration of the outstanding debt under its debt agreements. The Company’s failure to satisfy its covenants under its debt agreements, and any consequent acceleration and cross acceleration of its outstanding indebtedness would have a material adverse effect on the Company’s business operations, financial condition and liquidity.

Generally accepted accounting principles require that long-term debt be classified as a current liability when a covenant violation gives the lender the right to call the debt at the balance sheet date, absent a waiver. As a result of the actual breaches existing under its credit facilities with NBG and Credit Suisse could result in acceleration of such debt by its lenders. Accordingly, as of June 30, 2013, the Company is required to reclassify its long term debt and derivative financial instrument liability (interest rate swaps) as current liabilities on its consolidated balance sheet since the Company has not received waivers in respect of the breaches discussed above. As a result, the Company has a working capital deficit amounting to $71,361.

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Management is currently seeking and will continue to seek to restructure the Company’s indebtedness and obtain waivers on covenant violations. Based on the Company’s cash flow projections for the remainder of 2013, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled debt service as of June 30, 2013, operating expenses and capital expenditure requirements for at least twelve months from the balance sheet date. All of the above raises doubt regarding the Company’s ability to continue as a going concern.

The Company is currently exploring several alternatives aiming to manage its working capital requirements and other commitments, including completion of the negotiations for the restructuring of its loan with NBG, offerings of securities through structured financing agreements (see “Recent Developments”), disposition of certain vessels in its current fleet and additional reductions in operating and other costs.

Cash Flows

Six Months Ended June 30, 2013 as Compared to Six Months Ended June 30, 2012

OPERATING ACTIVITIES - Net cash used in operating activities increased by $55 to $1,179 for the six months ended June 30, 2013, as compared to net cash used in operating activities of $1,124 for the six months ended June 30, 2012. The slight increase reflected the fact that the freight market remained weak during the six months ended June 30, 2013.

FINANCING ACTIVITIES - The cash from financing activities for the six months ended June 30, 2013 was $1,179, as compared to $1,125 for the six months ended June 30, 2012. The slight increase in cash was due to the proceeds the Company received from the sale of common stock and the proceeds from the convertible notes during the six months ended June 30, 2013 compared to the same period in 2012, somewhat counterbalanced by the principal payments made to Deutsche Bank loan facilities prior to final settlement of such facilities (see “Recent Developments”).

Long-Term Debt

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 1.00% to 4%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six months ended June 30, 2013 and 2012 was 2.4% and 3.4%, respectively. Interest expense incurred under the above loan agreements amounted to $1,017and $1,760 for the six months ended June 30, 2013 and 2012, respectively, and is included in “Interest and Finance Costs” in the accompanying unaudited interim condensed consolidated statements of operations.

Deutsche Bank Facility

On September 7, 2012, the Company and certain of its subsidiaries entered into an amended and restated facility agreement with Deutsche Bank. As amended and restated, the facility agreement:

•	Defers and reduces the balloon payment of $16,009 due on Facility B from November 2012 to December 2015;
•	Provides for monthly repayments of $20 for each of Facility A and Facility B commencing September 30, 2012 through April 30, 2013 and a monthly repayment of $11.5 for each of Facility A and Facility B on May 31, 2013;
•	Suspends principal repayments from June 1, 2013 through June 30, 2014 on each of Facility A and Facility B;

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•	Provides for quarterly repayments of $337 for Facility A commencing June 30, 2014, which quarterly repayments have been reduced from $750;
•	Provides for quarterly repayments of $337 for Facility B commencing June 30, 2014;
•	Bears interest at the rate of LIBOR plus 1% through March 31, 2014 and LIBOR plus 3.25% from April 1, 2014 through maturity, which were reduced from LIBOR plus 2.25% for Facility A and LIBOR plus 4.25% for Facility B;
•	Establishes certain financial covenants, including an interest coverage ratio that must be complied with starting January 1, 2013, a consolidated leverage ratio that must be complied with starting January 1, 2014, and a minimum liquidity ratio that must be complied with starting July 1, 2014;
•	Removes permanently the loan to value ratio;
•	Requires the amount of any “Excess Cash,” as determined in accordance with the amended and restated facility agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance; and
•	Removes the success fee originally due under the previous agreement and provides for an amendment and restructuring fee of $1,480 payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

The Company did not pay the monthly repayments of $20 for each of Facility A and Facility B with Deutsche Bank along with accrued interest due in January, February, March and April 2013. Also, in May 2013, the Company did not pay the monthly repayments of $11.5 for each of Facility A and Facility B with Deutsche Bank, totaling $23 along with accrued interest due. As well, the Company did not pay the interest due in June 2013(for more information and developments on the Deutsche Bank loan facilities see “Recent Developments”).

Credit Suisse Facility

On May 31, 2012, the Company entered into a Sixth Supplemental Agreement with Credit Suisse, which amends and restates the Facility Agreement dated December 24, 2007, as amended, between the Company and Credit Suisse. The Sixth Supplemental Agreement, among other things, modifies the Facility Agreement to:

•	Defer further principal repayments until March 31, 2014;
•	Reduce the interest rate on the facility to LIBOR plus 1% until March 31, 2014 from a current interest margin of 3.25;
•	Release restricted cash of $1,125;
•	Waive compliance through March 31, 2014 with the requirement to maintain a minimum ratio of aggregate fair market value of the financed vessels to loan balance, after which date the required minimum ratio will be 115% beginning April 1, 2014, 120% beginning October 1, 2014, and 135% beginning April 1, 2015;
•	Establish certain financial covenants, including an interest coverage ratio, which must be complied with starting January 1, 2013, a consolidated leverage ratio, which must be complied with starting January 1, 2014, and a minimum liquidity ratio, which must be complied with starting July 1, 2014; and
•	Require the amount of any “Excess Cash,” as determined in accordance with the Facility Agreement at each fiscal quarter end beginning June 30, 2012, to be applied to pay the amendment and restructuring fee described below and prepay the outstanding loan balance, depending on the Company’s compliance at the time with the vessel market value to loan ratio and the outstanding balance of the loan.

On January 31, 2013 the Company did not pay the interest due of $124 and the interest rate swap amounts of $52 and $28 due on March 5, 2013 and April 2, 2013, respectively, with the Credit Suisse facility. On April 26, 2013, the Company paid the interest of $124 due on January 31, 2013. On April 30, 2013 the Company did not pay the interest due of $117. Also, the Company did not pay the interest rate swap amount of $48 due on June 5, 2013 with the Credit Suisse facility. The Company is in discussions with the bank to arrange a settlement of the outstanding payments. An amendment and restructuring fee equal to 5% of the current outstanding indebtedness, $1,823, is due and payable on the earlier of March 31, 2014, the date of a voluntary prepayment, or the date the loan facility becomes due or is repaid in full.

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NBG Facility (ex FBB Facility)

In January and April 2013, the Company received notifications from FBB that the Company is in default under its loan agreements as a result of the breach of certain covenants and the failure to pay principal and interest due under the loan agreements. Effective May 13, 2013, the bank’s deposits and loans other than the loans in definite delay and the bank’s network of nineteen branches were transferred to the National Bank of Greece (“NBG”). The license of FBB was revoked and the bank was placed under special liquidation. The Company’s loan facility and deposits have been transferred to NBG. The Company is seeking and will continue to seek restructured loan terms from NBG.

Loan Covenants

As of June 30, 2013, the Company was in breach of certain of its financial covenants for its loan agreement with NBG, including the loan-to-value ratio, interest cover ratio, minimum liquidity requirements and leverage ratio. As well, as of June 30, 2013 the Company was in breach of the interest coverage ratio for its loan agreements with Credit Suisse and Deutsche Bank. Thus, in accordance with guidance related to classification of obligations that are callable by the creditor, the Company has classified all of the related long-term debt amounting to $88,946 as current at June 30, 2013.

Credit Suisse Sixth Supplemental Agreement:

•	Value to loan ratio:

(a)	during the period commencing on April 1, 2014 and ending on September 30, 2014, the aggregate fair market value of the financed vessels must not be less than 115% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

(b)	during the period commencing on October 1, 2014 and ending on March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 120% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank; and

(c)	after March 31, 2015, the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance at such time plus the swap exposure minus the aggregate amount, if any, standing to the credit of the operating accounts, the retention account and any bank accounts of the Company opened with the bank;

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

NBG (ex FBB) loan agreement:

•	Average corporate liquidity: the Company is required to maintain an average corporate liquidity of at least $3,000;

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•	Leverage ratio: the corporate guarantor’s leverage ratio shall not at any time exceed 55%;

•	Ratio of EBITDA to net interest expense shall not be less than 3; and

•	Value to loan ratio: the fair market value of the financed vessels shall be at least (a) 115% for the period July 1, 2010 to June 30, 2011 and (b) 125% thereafter.

The covenants described above are tested annually on December 31st.

Deutsche Bank amended and restated facility agreement:

•	Consolidated leverage ratio: at the end of each accounting period falling between January 1, 2014 and December 31, 2015 (both inclusive), the ratio of funded debt to shareholders’ equity shall not be greater than 2.5:1.0;

•	Liquidity: it maintains (on a consolidated basis) on each day falling after June 30, 2014, cash in an amount equal to the higher of $2,500 and $500 per vessel; and

•	Interest coverage ratio: the ratio of EBITDA to Interest Expense at the end of each accounting period falling between January 1, 2013 and December 31, 2013 (both inclusive), shall not be less than 2.0:1.0; falling between January 1, 2014 and December 31, 2014 (both inclusive), shall not be less than 3.5:1.0; and falling between January 1, 2015 and December 31, 2015 (both inclusive), shall not be less than 4.5:1.0.

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